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SECURITIES AND
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08031711

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AlterNet Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone — **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

I, Angelo Bulone, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to AlterNet Securities, Inc. for the year ended December 31, 2007 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Angelo Bulone
Signature

Managing Director, Controller
Title

Magally Rosario
Notary Public
3/27/08

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2009

KPMG

ALTERNET SECURITIES, INC.
(A wholly owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition
December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

Board of Directors
AlterNet Securities, Inc.:

We have audited the accompanying statement of financial condition of AlterNet Securities, Inc. (the "Company") (a wholly owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AlterNet Securities, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 27, 2008

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	2,930,802
Receivable from clearing broker		1,134,960
Securities owned, at fair value		74,235
Total assets	$	4,139,997

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	28,573
Income taxes payable to Parent		55,667
Due to affiliates		460,569
Total liabilities		544,809
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		3,000,000
Retained earnings		595,178
Total stockholder's equity		3,595,188
Total liabilities and stockholder's equity	$	4,139,997

See accompanying notes to Statement of Financial Condition.

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2007

(1) Organization and Basis of Presentation

AlterNet Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Corporation that is a wholly owned subsidiary of Investment Technology Group, Inc. (the "Parent"). The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is engaged in a single line of business as a securities broker providing other broker-dealers an opportunity to facilitate securities transactions using ITG Inc.'s ("ITG") POSIT suite of products, an electronic stock crossing system, which provides liquidity, confidentiality and low transaction costs. The Company's commission revenues are dependent principally on the continued success of ITG's POSIT suite and the level of interest of the Company's broker-dealer customers in ITG's POSIT suite of products.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2007, are money market instruments and cash totaling $2,266,805 and $663,997, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and receivable from clearing broker are carried at fair value. Liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivable from clearing broker consists principally of commissions receivable from securities transactions. The Company clears all securities transactions through its clearing broker, ITG, on a fully disclosed basis.

Securities owned consist of shares of NASDAQ Stock Market, Inc., with a fair value of $74,235.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

At December 31, 2007, there were no deferred taxes.

The Parent adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No 48, "*Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109*" ("FIN 48"), on January 1, 2007 which addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. The cumulative impact of our reassessment of uncertain tax positions in accordance with FIN 48 did not have an impact on the results of operations, financial condition or liquidity of the Company.

Recent Accounting Pronouncements, Not Yet Adopted

On September 15, 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurement* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under FAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under FAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 does not expand the use of fair value in any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not presently expect the adoption of FAS 157 to have a material impact on our Statement of Financial Condition.

(3) Income Taxes

Amounts due for income taxes are payable to the Parent, and are included in income taxes payable to Parent on the Statement of Financial Condition at December 31, 2007. No temporary differences exisited in reporting that would give rise to a provision for deferred income taxes.

Tax Uncertainties

At December 31, 2007, there were no material tax uncertainties allocated by the Parent to the Company (see Note 2, "*Summary of Significant Accounting Policies*").

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2001. The Internal Revenue Service ("IRS") is currently examining the Parent's U.S. federal income tax returns for 2002 through 2005. Certain state and local returns are also currently under various stages of audit.

(4) Related Party Transactions

Pursuant to a Services Agreement with ITG, certain securities trading services, administrative services, and the use of certain office space in connection with the Company's operations are provided by ITG.

Pursuant to an Intangible Property License Agreement with an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company paid ITGSSI license fees for the use of its technology.

The Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

In the normal course of business, the Parent and/or ITG may receive and disburse cash on behalf of the Company. This net activity is reflected in due to affiliates on the accompanying Statement of Financial Condition at December 31, 2007.

The Company clears all securities transactions through its clearing broker, ITG (see Note 2, *"Summary of Significant Accounting Policies"*). The activity is reflected in receivable from clearing broker on the accompanying Statement of Financial Condition at December 31, 2007.

All employees of the Company are covered by the benefit plans of the Parent or ITG.

In 2007, the Company paid cash dividends of $500,000 to the Parent.

(5) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's financial statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivable from clearing broker, and securities owned, at fair value. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

(6) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness.

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2007

At December 31, 2007, the Company had net capital of $2,779,765, which was $2,679,765 in excess of required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.20 to 1.

Dividends or withdrawals of capital can not be made to Parent from the Company if they are needed to comply with regulatory requirements.

END